BCG SECURITIES, INC.

Financial Statements and Supplemental Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCG Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Haddonfield Road, Suite 210
(No. and Street)

Cherry Hill	NJ	08002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adam Paglione   (856) 393-1919
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W Mt Pleasant Avenue	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Paglione _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BCG Securities, Inc. _____ , as
of February ___27_____ , 20 2020 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

SYLVIA M. KING
Commission # 2370045
Notary Public, State of New Jersey
My Commission Expires
February 21, 2023

_____
Signature

President
_____
Title

Sylvia M King 02-27-2020
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCG SECURITIES, INC.

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
BCG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCG Securities, Inc. as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BCG Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BCG Securities, Inc.'s management. Our responsibility is to express an opinion on BCG Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BCG Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of BCG Securities, Inc.'s financial statements. The supplemental information is the responsibility of BCG Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as BCG Securities, Inc.'s auditor since 2018.
Livingston, New Jersey
February 27, 2020

BCG SECURITIES, INC.
Statement of Financial Condition
December 31, 2019
(Successor)

Assets

Cash	$	978,760
Due from clearing broker, net of clearing deposit of $25,000		44,398
Commissions receivable		711,582
Notes receivable		68,592
Due from a related party		87,567
Prepaid expenses		65,440
Goodwill		7,120,652
Other intangible assets, net of accumulated amortization of $430,365		4,572,635
Deferred tax asset		4,511
Total assets	$	13,654,137

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	1,058,299
Accrued expenses		36,376
Due to Parent		33,085
Income tax payable		126,759
Total liabilities		1,254,519

Stockholder's equity

Common stock, $.25 par value; authorized 200,000 shares; issued 110,000 shares; outstanding 18,000 shares	27,500
Additional paid-in capital	12,880,400
Accumulated deficit	(241,382)
	12,666,518
92,000 shares of treasury stock at cost	(266,900)
Total stockholder's equity	12,399,618
Total liabilities and stockholder's equity	$ 13,654,137

The accompanying notes are an integral part of these financial statements


BCG SECURITIES, INC.
Statement of Operations
For the year ended December 31, 2019
(Successor)


Revenues

Commissions	$	13,702,440
Miscellaneous		93,004
		13,795,444

Costs and expenses

Commissions	10,768,358
Compensation and benefits	1,876,842
Clearing firm	360,027
Communications and IT	70,525
Facility and related costs	137,159
Subscription and training	80,751
Travel and entertainment	112,013
Professional fees	129,327
Regulatory	73,216
Amortization	430,365
Other	37,615
	14,076,198
Loss before provision for income taxes	(280,754)
Benefit from income taxes	(39,372)
Net loss	$ (241,382)

BCG SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2019

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ Accumulated Deficit	Shares	Treasury Stock	Total
Predecessor balance, January 1, 2019	18,000	$ 27,500	$ 77,200	$ 429,548	92,000	$ (266,900)	$ 267,348
Pushdown accounting adjustment	-	-	12,553,200	(429,548)	-	-	12,123,652
Successor balance, January 2, 2019	18,000	27,500	12,630,400	-	92,000	(266,900)	12,391,000
Contribution	-	-	250,000	-	-	-	250,000
Net loss	-	-	-	(241,382)	-	-	(241,382)
Successor balance, December 31, 2019	18,000	$ 27,500	$ 12,880,400	$ (241,382)	$ 92,000	$ (266,900)	$ 12,399,618

BCG SECURITIES, INC.
Statement of Cash Flows
For the year ended December 31, 2019

Cash flows from operating activities		
Net loss	$	(241,382)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred rent		(53,274)
Reduction of note receivable due to compensation		26,667
Deferred tax asset		(4,511)
Amortization of other intangible assets		430,365
Changes in assets and liabilities:		
Due from clearing broker		(16,491)
Commissions receivable		(39,993)
Due from a related party		(87,567)
Due from Parent, net		36,089
Prepaid expenses		(472)
Commissions payable		(5,107)
Accrued expenses		(111,830)
Income tax payable		126,759
Net cash provided by operating activities		59,253
Cash flows from investing activities		
Advances to registered representative		(95,259)
Cash flows from financing activities		
Proceeds from capital contribution		250,000
Net increase in cash		213,994
Cash, beginning of year		764,766
Cash, end of year	$	978,760
Supplemental disclosure of non cash investing and financing activities		
Recognized goodwill and other intangible assets when the Company		
was acquired by Horace Mann Educators Corporation.	$	12,123,652

The accompanying notes are an integral part of these financial statements

(1)   Description of Business

BCG Securities, Inc. (the "Company") was incorporated in September 1965, organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934 and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC). On January 2, 2019, 100 percent of the Company's stock was acquired by Horace Mann Educators Corporation (the "Parent") from Benefits Consultants Group, Inc. ("BCG").

The Company brokers securities transactions for investment mutual funds, for customer 401(k) plans and individuals. The Company's customer base is mainly comprised of companies and individuals located in the Northeast United States. The Company has a required net capital of $5,000 to support these activities. The Company operates under SEC Rule 15c3-3(k)(2)(ii) exemptions, clearing all transactions on a fully disclosed basis.

In connection with the change of control effective January 2, 2019, the Company elected to apply "pushdown" accounting by applying the guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, Business Combinations. Accordingly, the financial statements of the Company after January 1, 2019 (Successor Period) reflect a new basis of accounting. Any reference to the period before the acquisition date is referred as the ("Predecessor Period"). See Note 4, "Acquisitions" for further discussion of the change of control.

(2)   Significant Accounting Policies

(a)   Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

(b)   Revenue Recognition
The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company recognizes revenue from contracts with customers for investment advisory fees and commission income and fees from sales of mutual funds and insurance products. Other source of revenues are commissions from sales of equities, municipal bonds, and other securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should

be applied due to uncertain future events. The Company recognizes revenue from contracts as follows:

(a) **Commission Revenues and Execution and Clearing Costs** – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

(b) **Selling and Distribution Fees** – The Company has entered into selling agreements with investment companies, mutual funds and insurance companies to offer the sale of their shares or products. The Company's compensation is established by the contract between the Company and the fund for which the Company is selling shares. Contracts may be structured with distribution fees that become determinative at different times, including upfront, over time, upon an investor's redemption, or a combination thereof. Upfront distribution fees are generally a fixed percentage of the share price. Compensation from ongoing 12b-1-1 fees is generally variable as the fees are contingent upon the net asset value (NAV). Historically, the Company receives an agreed upon quarterly fee based on assets under management and a performance incentive fee. There are significant variable constraints which makes estimating the 12b-1 fees impracticable before they are known, therefore 12b-1 fees are recognized as revenue only when determinable.

The following table presents the disaggregated revenue from contracts with customers reported for the year ended December 31, 2019:

Commission revenue and execution and clearing costs	$ 8,319,628
Selling and distribution fees	5,382,812
Total	$ 13,702,440

(c)   *Commission Receivable*
Commissions receivable represents amounts due from the Company's clearing firm, and other mutual fund companies, for securities transactions that were traded prior to the year end. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2019.

(d)   *Comprehensive Income*
The Company currently has no differences between comprehensive income as defined by FASB ASC Topic 220, *Comprehensive Income*, and its net loss as presented in the Statement of Operations.

(e)   *Income Taxes*
The Company is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if the Company was filing a separate federal income tax return. For state income tax purposes, the Company is included in unitary filings with other Horace Mann entities and may receive a tax expense or benefit as the unitary group's income or losses are apportioned amongst the entities. Federal and State income tax balances receivable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

The Company records liabilities for uncertain tax filing positions in accordance with FASB ASC Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

(f) **Goodwill and Other Intangible Assets**
Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquire, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected October 1, 2019 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible assets with an indefinite life on the accompanying Statement of Financial Condition.

(g) **Advertising**
The Company follows the policy of charging the costs of advertising to expense as incurred.

(h) **Business Concentrations**
The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Since these are high quality financial institutions, management does not believe that Company is exposed to any significant credit risk on its cash balances.

(i) **Adopted Accounting Standards**
In January 2017, the FASB issued ASU 2017-04 – "Intangible-Goodwill and Other (Topic 350) – Simplifying the Test of Goodwill Impairment" (ASU 2017-04) to simplify the accounting for goodwill impairment. The guidance removes Step 2 of the goodwill impairment test, which requires

a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The same on-step impairment test will be applied to goodwill at all reporting units, even those with zero or negative carrying amounts. Entities will be required to disclose the amount of goodwill for reporting units with zero or negative carrying amounts. Public business entities should adopt the guidance prospectively for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early application is permitted. Effective April 1, 2019, the Company early adopted ASU 2017-04. Management believes the adoption of this accounting guidance does not have a material effect on the results of operations and financial position of the Company.

(3)   Notes Receivable

In March 2019, the Company entered an agreement with a registered representative for $80,000. The note bears an interest rate of 2.63%. The Company will forgive one-third of the loan balance when the representative achieves each of three revenue milestones. In 2019, the representative has achieved the first revenue milestone and accordingly, the Company forgave $26,667 and recorded compensation of the loan balance. In addition, $994 interest income was accrued for this note. Therefore, the loan balance was $54,327 as of December 31, 2019.

In the ordinary course of business, the Company may have noninterest bearing advances to registered representatives due to reoccurring fees. At December 31, 2019, $14,265 was due from these representatives.

(4)   Acquisitions

On January 2, 2019, 100 percent of the Company's stock was acquired by Horace Mann Educators Corporation from BCG with a transaction valued at $12.4 million. The Company elected ASU 2014-17, Business Combination (Topic 805): Pushdown Accounting and recognized goodwill and other intangible assets as a result of the purchase accounting. Other intangible assets that are amortizable have lives of 16 years. The following summarizes the consideration transferred for the Parent to acquire the Company and the amounts of identified assets acquired and liabilities assumed at the acquisition date:

Fair value of consideration transferred	$ 12,400,000
Cash	$ 765,000
Commission receivable	672,000
Customer list (included in intangibles)	5,003,000
Other assets	103,348
Commission payable	(1,063,000)
Accrued expenses and other liabilities	(201,000)
Total identifiable net assets	$ 5,279,348
Goodwill	$ 7,120,652

The goodwill is attributable to the workforce and trade name of the acquired business and significant synergies expected to arise after the acquisition. The entire amount of goodwill is expected to be deductible for tax purposes.

(5) Goodwill and Intangible Assets

Goodwill: The change in goodwill during the year is as follows:

Beginning of year	$	-
Acquired goodwill		7,120,652
Impairment		-
End of year	$	7,120,652

Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. At October 1, 2019, the Company had positive equity and elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment. Goodwill balance is required to be reviewed for impairment at least annually or more frequently if event occur or circumstance change that would indicate that a "triggering event', as defined in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic No. 350 "Intangible – Goodwill and Other", has occurred. No triggering events occurred during the three months ended December 31, 2019. Based upon these factors and other considerations made, the Company has concluded that the amount of goodwill reported in the financial statements at December 31, 2019 was not impaired.

Acquired Intangible Assets: Other intangible assets from the acquisition by Horace Mann Educators Corporation were as follows at year-end:

	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Customer list	$ 5,003,000	$ 430,365

Aggregate amortization expense was $430,365 for the year ended December 31, 2019.

Estimated amortization expense for each of the next five years:

2020	$	429,021
2021		420,951
2022		407,502
2023		390,019
2024		371,190

(6) Transactions with Related Parties

The Company has common management with the Parent and receives administrative services from other subsidiaries of the Parent, and is a party to several intercompany service agreements, including the one with Horace Mann Service Corporation (HMSC). The Company also pays commission to its registered representatives, who are on salary basis, via HMSC, an employer service affiliate of the Company. The Company paid $1,940,186 for the management, administrative and professional services, and commission expenses in 2019. Of this total, $1,846,204 is included in compensation and benefits expenses, $70,632 is located in professional fees and $23,350 in other expenses on the Statement of Operations. Intercompany balances are settled monthly. At December 31, 2019, the Company had a net payable of $33,085 to the Parent.

The Company shares office facility with BCG which is also a subsidiary of the Parent. The Company has an agreement with BCG that provides for an allocation of shared expenses. During 2019 the Company's

obligation was determined by its occupation of square footage compared to the entire square footage of the building (18%).

Except for salaries and other payroll expenses, substantially all expenses in the statement of operations for the year ended December 31, 2019 are shared with BCG. In addition, the Company periodically makes noninterest bearing advances to BCG. At December 31, 2019, the Company has a net receivable of $87,567 from BCG. BCG is the lessor of the equipment and office space utilized by the Company. The lease for the office space expires December 31, 2023.

(7) Income Taxes

The Company received income tax of $161,620 from the Parent in 2019.

Current tax payable	$	126,759
Current state tax liability		-
Less: deferred tax asset		(4,511)
Deferred state tax liability		-
Net income tax liability	$	122,248

The "temporary differences" that give rise to the deferred tax balances at December 31, 2019 were as follows:

Deferred tax assets:		
Pension and employee benefits	$	45,142
Non-deductible accruals		5,190
Total gross deferred tax assets		50,332
Deferred tax liabilities:		
Goodwill and intangibles amortization		45,821
Total gross deferred tax liabilities		45,821
Net deferred tax asset	$	4,511

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2019, the Company had no available carryforwards or credits.

The components of the income tax benefit for 2019 were as follows:

Current	$ (34,861)
Deferred	(4,511)
Total income tax benefit	$ (39,372)

Income tax expense differed from the expected tax computed by applying the federal corporate rate of 21% to income before income taxes as follows:

Expected federal tax on income	$ (58,958)
Add tax effects of:	
Allocated non-deductible expenses	16,916
State tax expense (net)	2,670
Total income tax expense	$ (39,372)

The Company's federal income tax returns for years prior to 2016 are no longer subject to examination by the Internal Revenue Service (IRS).

The Company classifies all interest and penalties as income tax expense. As of December 31, 2019, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition.

(8) Employee Pension and Postretirement Benefits

All of the Company's personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to the Company for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. The Parent sponsors two qualified and two non-qualified retirement plans.

Substantially all employees participate in Horace Mann 401(k) plan. The Parent matches each dollar of employee contributions in the 401(k) plan up to a 5% maximum – in addition to providing an automatic 3% "safe harbor" contribution. The Company contribution vests after 5 years of service. Expense allocated by HMSC to the Company in 2019 for the plans total $168,497, and is located in compensation and benefits expenses in the Statement of Operations.

(9) Net Capital Requirement

The Company, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2019 the Company's net capital was $344,446, which was $260,811 in excess of minimum requirement of $83,635. The Company's ratio of aggregate indebtedness to net capital was 3.64 to 1.

(10) Concentration of Credit Risk

Concentration of credit risk with respect to commissions receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of December 31, 2019, the Company had no significant concentration of credit risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(11) Subsequent Events

The Company evaluated its December 31, 2019 financial statements for subsequent events through February 27, 2020, the date that the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements, other than the below:

In January 2020, the Company entered an agreement with a registered representative to loan him $20,000. The note bears an interest rate of 2.63%.

BCG SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019

Total Stockholder's equity	$	12,399,618
Less nonallowable assets		
Commissions receivable		135,775
Notes receivable		68,592
Due from a related party		87,567
Prepaid expenses		65,440
Goodwill		7,120,652
Other intangible assets, net		4,572,635
Deferred tax asset		4,511
Total deductions		12,055,172
Net capital	$	344,446
Aggregate indebtedness - total liabilities	$	1,254,519
Required net capital		
(the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	83,635
Excess net capital	$	260,811
Ratio of aggregate indebtedness to net capital		3.64 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm

Schedule II
BCG SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
BCG Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BCG Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BCG Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) BCG Securities, Inc. stated that BCG Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. BCG Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCG Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

Livingston, New Jersey
February 27, 2020

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

BCG SECURITIES, INC.

Rule 15c3-3 Exemption Report
For the Year Ended December 31, 2019

BCG Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2019 without exception.

BCG Securities, Inc.

I, Adam Paglione, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Adam Paglione
President

February 27 2020

Sylvia M. King
02/27/2020

SYLVIA M. KING
Commission # 2370045
Notary Public, State of New Jersey
My Commission Expires
February 21, 2023

See Report of Independent Registered Public Accounting Firm

17

BCG SECURITIES, INC.

SIPC Assessment Reconciliation

December 31, 2019

(With Independent Auditors' Report Thereon)



CITRINCOOPERMAN®

Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Stockholder and the Board of Directors of
BCG Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by BCG Securities, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating BCG Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and



CITRINCOOPERMAN®
Accountants and Advisors

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

Livingston, New Jersey
February 27, 2020



SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1231*********************MIXED AADC 220
12680 FINRA DEC
BCG SECURITIES INC
51 HADDONFIELD RD STE 210
CHERRY HILL, NJ 08002-4801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7,826

B. Less payment made with SIPC-6 filed (exclude interest) (3,811)

7/25/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,015

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,015

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 4,015

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BCG Securities, Inc
(Name of Corporation, Partnership or other organization)

Matthew Pribila
(Authorized Signature)

Director of Finance, FINOP
(Title)

Dated the 26 day of February, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _13,795,444_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _8,577,921_

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   _8,577,921_

2d. SIPC Net Operating Revenues $ _5,217,523_

2e. General Assessment @ .0015 $ _7,826_

(to page 1, line 2.A.)

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